ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2005 AND 2004

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

CONTENTS

Page

Report of Independent Certified Public Accountants

Consolidated Financial Statements

    Consolidated Balance Sheets

2

    Consolidated Statements of Operations and Comprehensive Loss

3

    Consolidated Statements of Changes in Stockholders’ Equity

4

    Consolidated Statements of Cash Flows

5

    Notes to Consolidated Financial Statements

6-22

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Aspen Group Resources Corporation

We have audited the accompanying consolidated balance sheets of Aspen Group Resources Corporation and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aspen Group Resources Corporation and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 15, the Company discontinued its oil and gas activities in the United States during 2004.   Historically, assets, liabilities and the results of these oil and gas activities in the United States have represented a substantial portion of the Company’s total assets, liabilities and results of operations.

Lane Gorman Trubitt, LLP

Dallas, Texas

March 24, 2006

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS December 31, 2005
(Expressed in US Dollars)
	2005	2004
ASSETS
Current Assets
Cash	$3,602	$4,996,185
Cash - restricted	1,000,000	-
Accounts receivable, net of allowances ($105,772 in 2005 and $150,669 in 2004)
Trade	1,640,630	1,409,092
Other	109,435	11,631
Net assets of discontinued operations	-	1,281,037
Materials and supplies inventory	326,573	69,577
Prepaid expenses	32,000	111,113
Assets held for resale	600,390	-
Total current assets	3,712,630	7,878,635

Proved Oil & Gas Properties (full cost method)
net of accumulated depletion of $19,404,018 and $16,838,004	6,679,977	5,085,989

Property and Equipment
net of accumulated depreciation of $2,274,260 and $2,297,532	655,337	754,279

Other Assets
Notes receivable	44,584	49,285
Deposits and other assets	-	8,880

Total Assets	$11,092,528	$13,777,068

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,767,071	$2,106,081
Net liabilities of discontinued operations	192,359	1,059,073
Accrued expenses	353,400	7,485
Notes payable - banks	-	747,720
Current maturities of long-term debt	31,770	119,994
Total current liabilities	3,344,600	4,040,353

Long-Term Debt, less Current Maturities	225,131	215,868

Asset Retirement Obligations	866,749	563,236

Deferred Income Taxes	-	-

Stockholders’ Equity
Preferred stock, no par value, authorized-unlimited, issued – none
Common stock, no par value, authorized-unlimited, issued
74,763,037 in 2005 and 71,203,307 in 2004	63,769,721	62,656,769
Less treasury stock – at cost	(97,798)	(260,198)
Foreign currency translation adjustment	(277,987)	(886,459)
Accumulated deficit	(56,737,888)	(52,552,501)
Total stockholders’ equity	6,656,048	8,957,611

Total Liabilities and Stockholders’ Equity	$11,092,528	$13,777,068

  “signed Robert L. Calentine”

  “signed Allan C. Thorne”

Robert L. Calentine, Director and CEO

Allan C. Thorne, CFO

The accompanying notes are an integral part of these financial statements.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years ended December 31, 2005 and 2004 (Expressed in US Dollars)

	2005	2004

REVENUE
Oil and gas sales	$3,048,515	$2,647,488
Product and service revenues	896,789	1,029,713
Total revenues	3,945,304	3,677,201

EXPENSES
Oil and gas production	1,442,180	1,171,681
Operating expenses	734,922	852,168
General and administrative	3,114,341	3,860,082
Depreciation and depletion and accretion expense	2,698,173	1,815,715
Total expenses	7,989,616	7,699,646

LOSS FROM CONTINUING OPERATIONS	(4,044,312)	(4,022,445)

OTHER INCOME (EXPENSE)
Interest and financing expense	(39,066)	(64,897)
Gain /loss on sale of assets	(83,637)	52,217
Income tax recovery (expense) Canada	-	(7,272)
Other income /expense	(12,495)	129,203
Foreign currency loss	(30,867)	-
Total other	(141,075)	109,251

NET LOSS FROM CONTINUING OPERATIONS	(4,185,387)	(3,913,194)

DISCONTINED OPERATIONS
Revenues from US Oil and Gas Production Activities	-	2,293,495
Expenses from US Oil and Gas Production Activities	-	(1,675,674)
Loss from disposal of US Oil and Gas Production Activities	-	(15,776,240)
	-	(15,158,419)

NET LOSS	(4,185,387)	(19,071,613)

Other comprehensive loss:
Foreign currency translation adjustment, net of tax	608,472	(283,692)

COMPREHENSIVE LOSS	$(3,576,915)	$(19,355,305)

BASIC AND DILUTED NET LOSS FROM CONTINUING OPERATIONS PER SHARE	$(.06)	$(.06)

BASIC AND DILUTED NET LOSS PER SHARE	$(.05)	$(.30)

BASIC AND DILUTED WEIGHTED AVERAGE SHARES	74,179,636	64,522,558

The accompanying notes are an integral part of these financial statements.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY Years ended December 31, 2005 and 2004 (Expressed in US Dollars)

					WARRANTS
					AND	FOREIGN
			COMMON		BENEFICIAL	CURRENCY
	COMMON STOCK		STOCK	TREASURY	CONVERSION	TRANSLATION ACCUMULATED
	SHARES	AMOUNT	SUBSCRIBED	STOCK	FEATURE	ADJUSTMENT DEFICIT		TOTAL
BALANCES, December 31, 2003	51,378,037	$58,895,708	$ (214,436)	$(113,849)	$823,695	$ (602,767)	$ (33,480,888)	$25,307,463

Issuance of shares in private offering which closed in April 2004	12,000,000	2,283,105	-	-	-	-	-	2,283,105
Exercise of options	1,200,000	127,478	-	-	-	-	-	127,478
Exercise of stock warrants	6,625,000	741,219	-	-	-	-	-	741,219
Cancellation / expiration of subscriptions and warrants	-	609,259	214,436	-	(823,695)	-	-	-
Acquisition of treasury stock	-	-	-	(146,349)	-	-	-	(146,349)
Translation adjustment	-	-	-	-	-	(283,692)	-	(283,692)
Net loss	-	-	-	-	-	-	(19,071,613)	(19,071,613)
BALANCES, December 31, 2004	71,203,037	62,656,769	-	(260,198)	-	(886,459)	(52,552,501)	8,957,611

Exercise of purchase warrants	3,560,000	963,072	-	-	-	-	-	963,072
Shares issued for compensation from treasury	-	149,880	-	162,400	-	-	-	312,280

Translation adjustment	-	-	-	-	-	608,472	-	608,472
Net loss	-	-	-	-	-	-	(4,185,387)	(4,185,387)
BALANCES, December 31, 2005	74,763,037	$63,769,721	$ -	$(97,798)	$-	$ (277,987)	$ (56,737,888)	$6,656,048

The accompanying notes are an integral part of these financial statements.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004
(Expressed in US Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,185,387)	$(19,071,613)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Gain/loss on sale of fixed assets	83,637	(52,217)
Depreciation and depletion	2,669,462	1,841,806
Stock compensation	312,280	-
Loss on sale of discontinued operations	-	15,776,240
Cash flows from operations	(1,120,008)	(1,505,784)
Change in assets and liabilities, net
Accounts receivable	1,049,501	1,143,683
Prepaid expenses and deposits	(9,811)	8,348
Accounts payable and accrued liabilities	140,090	(2,295,564)
Other	(256,996)	246,449
Net cash (used in) operating activities	(197,224)	(2,402,868)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase certificate of deposit	(1,000,000)	-
Principle payments received on notes receivable	4,701	-
Proceeds from the sale of other assets	16,600	-
Proceeds from sale of oil and gas properties	-	18,586,814
Exploration and development costs capitalized	(3,819,955)	(2,268,871)
Acquisition of property and equipment	(133,096)	(84,279)
Net cash (used in) provided by investing activities	(4,931,750)	16,233,664

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	-	9,598
Sale of common stock	963,072	3,151,802
Acquisition of treasury stock	-	(146,349)
Repayment of notes payable and long-term debt	(826,681)	(12,476,953)
Net cash provided by (used in) financing activities	136,391	(9,461,902)

NET (DECREASE) INCREASE IN CASH	(4,992,583)	4,368,894

CASH - Beginning of period	4,996,185	627,291

CASH – End of period	$3,602	$4,996,185

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$39,066	$402,777
Income taxes paid	$-	$7,272

NON CASH INVESTING AND FINANCING ACTIVITIES
Financed equipment purchase	$19,500	$-
Notes payable refinancing	$268,631	$-

The accompanying notes are an integral part of these financial statements.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.

NATURE OF BUSINESS

The primary business focus of Aspen Group Resources Corporation (the “Company” or “Aspen”) is to build value through the development of its existing producing oil and gas properties by conducting an active exploitation program on these properties and pursuing the acquisition, development, and exploitation of oil and gas properties in both the United States and Canada that offer the potential for increased production while continuing to control costs.

Nature of Operations

The Company, based in Calgary, Alberta, is engaged in the exploration, development and production of oil and gas properties located primarily in Alberta and Manitoba.

Substantially all of the Company’s oil and gas production is sold under short-term contracts which are market-sensitive.  Accordingly, the Company’s financial condition, results of operations and capital resources are highly dependent upon prevailing market prices of, and demand for, oil and natural gas.  These commodity prices area subject to wide fluctuations and market uncertainties due  to a variety of factors that are beyond the control of the Company.   These factors include the level of global demand for petroleum products, foreign supply of oil and gas, the establishment of and compliance with production quotas by oil-exporting countries, weather conditions, the price and availability of alternative fuels, and overall economic conditions, both foreign and domestic.

In 2005, the Company incurred a net loss of $4,185,387, and its unrestricted cash decreased by approximately $5 million.  At December 31, 2005 current liabilities exceeded current assets (excluding cash of $1.0 million which is restricted in connection with a pending lawsuit against the Company) by approximately $1.4 million.  In addition, the Company is involved in certain ongoing litigation which requires significant legal representation costs.  Management expects resolution of certain litigation during 2006 which could result in a release on the restrictions of a portion of the $1.0 million cash to the Company and a reduction in ongoing legal costs.  However, there can be no assurance that the present and longer term cash requirements of the Company will be satisfied either from revenues from operations or from future financings.  If the Company is unable to attain profitable operations and successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to continue to realize its assets and to discharge it liabilities in the normal course of business.

Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development, a business plan that if successfully funded and executed as part of the financial restructuring, can significantly improve operating results.  With the bank loan renewal and monetizing unutilized assets and existing cash flow the Company should be able to meet its future obligations.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.  The Company’s functional currency is the U.S. dollar; accordingly, the accompanying financial statements are presented in U.S. dollars.  The effects of exchange rate changes on transactions denominated in Canadian dollars or other currencies are charged to foreign currency translation adjustment.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  All material intercompany accounts and transactions of consolidated subsidiaries have been eliminated in consolidation.

Joint Operations

Certain of the petroleum and natural gas activities are conducted jointly with others.  These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Financial Instruments

The Company has estimated the fair value of its financial instruments which include cash and cash equivalents, accounts receivable, advances to operators, due to and from related companies, contracts receivable and payable, investments, accounts payable, accrued liabilities, notes payable and long-term debt.  The Company used valuation methodologies and market information available and unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.  It has been determined that the carrying amounts of such financial instruments approximate fair value in all cases, unless otherwise noted.

Cash and Cash Equivalents

The Company maintains its cash balances in institutions located in the United States and Canada.  The United States balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be

Restricted Cash

During the year, the Company was required to place a $1.0 million dollar bond along with a court of appeal application to appeal a lawsuit decision.  The bond issuer required $1.0 million dollars cash as collateral.

Trade Receivables

Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis.  The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer’s financial condition, and discussions with relevant Company personnel and with the customers directly.  An allowance for doubtful accounts or direct write-off is recorded when it is determined that the receivable may not be collected, depending on the facts known and the probability of collection of the outstanding amount.

Inventories

Inventories, which consist primarily of acidizing and cementing products, supplies and equipment held for resale, are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Oil and Gas Properties

The Company follows the full-cost method of accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized into a “full-cost pool”.  A separate full cost pool is established for U.S. and non-U.S. properties.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves.  Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization base until the related properties are evaluated.  Such unproved properties are assessed periodically and a provision for impairment is made to the full-cost amortization base when appropriate.

Sales of oil and gas properties are credited to the full-cost pool unless the sale would have a significant effect on the amortization rate.  Abandonments of properties are accounted for as adjustments to capitalized costs with no loss recognized.  Oil and gas drilling and workover equipment used primarily on the Company’s properties are included in the full cost pool.

The net capitalized costs are subject to an “asset impairment test” which limits such costs to the aggregate of the estimated present value of future net revenues from proved reserves discounted at ten percent based on current economic and operating conditions.  Any excess carrying cash are charged to impairment expense.

The recoverability of amounts capitalized for oil and gas properties is dependent upon the identification of economically recoverable reserves, together with obtaining the necessary financing to exploit such reserves and the achievement of profitable operations.

Property and Equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.  Major repairs or replacements are capitalized.  Maintenance, repairs and minor replacements are charged to operations as incurred.  When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Long-lived assets, other than oil and gas properties, are periodically reviewed for impairment based on an assessment of future operations.  The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.  Measurement of an impairment loss is based on the fair market value of the asset.  Impairment for oil and gas properties is computed in the manner described above under “Oil and Gas Properties.”

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Asset Retirement Obligations

The company recognizes the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made.  Asset retirement obligations include those for which a company faces a legal obligation to retire tangible long-lived assets such as well sites, pipelines and facilities.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion to the asset retirement obligations in the consolidated statement of earnings.  Actual expenditures incurred are charged against the accumulated obligations.

The asset retirement cost, equal to the estimated fair value of the retirement obligations, is capitalized as part of the cost of the related long-lived asset.  Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statement of operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting.  Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes.  Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate.  Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Net Earnings(Loss) Per Share

Per share information is based on the weighted average number of common stock and common stock equivalent shares outstanding. As required by the Securities and Exchange Commission rules, all warrants, options, and shares issued within a year prior to the initial filing of a registration statement are assumed to be outstanding for each year presented for purposes of the earnings per share calculation.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123R - Accounting for Stock-Based Compensation (SFAS 123R), requires recognition of compensation expense for grants of stock, stock options, and other equity instruments based on fair value.  If the grants are to employees, companies may elect to disclose only the pro forma effect of such grants on net income and earnings per share in the notes to financial statements and continue to account for the grants pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees.  The Company has elected the pro forma disclosure alternative for employee grants.

Revenue Recognition

Revenue is accrued and recognized in the month the oil and gas is produced and sold.  Reimbursement of costs from well operations is netted against the related oil and gas production expenses.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant assumptions are required in the valuation of proved oil and gas reserves, which as described above may affect the amount at which oil and gas properties are recorded.  The Company is also involved in several litigation situations and the outcome of these claims is estimated based upon the probability of expected loss contingencies.  It is at least reasonably possible those estimates could be revised in the near term and those revisions could be material.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, established standards for reporting and displaying of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements.

Reclassifications – Prior Year

Certain financial statement balances have been reclassified to conform to current year presentation.

Recently Promulgated Accounting Policies

Previously, in December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensations – Transition an Disclosure, an amendment of FAS Statement 123,” (“SFAS 148”) which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also amends certain disclosures under SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting” to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation.  SFAS 148 was effective for fiscal years ending after December 15, 2002.  During the years ended 2004 and 2003, the Company did not issue any stock-based compensation.  During December 31, 2005, the Company issued 1,000,000 shares for stock compensation.

In December 2004, the FASB issued SFAS 153, ”Exchanges of Nonmonetary Assets.”  This Statement amends APB No. Opinion 29 to eliminate the exception for nonmonetary exchange of similar productive asses and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of SFAS 153 should be applied prospectively.  Management does not expect the adoption of this pronouncement to have a material effect on the Company’s consolidated financial statements.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

In June 2005, FASB issued SFAS 154, “Accounting Changes and Errors Corrections,” a replacement of APB Opinion No. 20 and SFAS 3.  SFAS 154 applied to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle.  SFAS 154 requires retrospective application to prior periods” financial statements of a voluntary change in accounting principle unless it is impractical.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 improves the financial reporting because its requirements enhance the consistency of the financial reporting between periods.  During the audit period, the Company did not have any accounting changes or error corrections.

In June 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6”).  EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception.  The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005.  EIFT 05-6 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2005 the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.”  FIN No. 47 provides clarification of certain sections of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.”  Specifically, SFAS 47 clarifies the term conditional asset retirement obligation used in SFAS 143 and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  FIN No. 47 is effective no later than the end of fiscal years ending after December 31, 2005.  Management is currently evaluating the provisions of FIN No. 47 and does not expect the adoption will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.

PROPERTY AND EQUIPMENT

a)

Property and equipment consist of the following at December 31,

	2005	2004	Estimated Useful Lives
Office furniture and equipment	$464,598	$539,688	4 – 10 years
Equipment	310,498	310,498	5 – 10 years
Vehicles	1,353,411	1,400,535	5 years
Buildings and improvements	561,542	561,542	25 years
Land	239,548	239,548
	$2,929,597	$3,051,811
Less accumulated depreciation	2,274,260	2,297,532
	$655,337	$754,279

Depreciation charged to expense amounted to $115,747 and $120,803 for 2005 and 2004, respectively.

b)

Oil and Gas Properties

	Cost	Accumulated Depletion and Depreciation	2004 Net Book Value
United States
Petroleum and natural gas properties and equipment - Canadian subsidiary	$1,255,832	$(1,095,834)	$159,998
Petroleum and natural gas properties and equipment – US operations	157,182	-	157,182
Canada
Petroleum and natural gas properties and equipment	20,510,979	(15,742,170)	4,768,809
	$21,923,993	$(16,838,004)	$5,085,989

	Cost	Accumulated Depletion and Depreciation	2005 Net Book Value
United States
Petroleum and natural gas properties and equipment – Canadian subsidiary	$1,283,897	$(1,146,809)	$137,088
Petroleum and natural gas properties and equipment – US operations	1,184,168	(1,031,727)	152,441
Canada
Petroleum and natural gas properties and Equipment	23,615,930	(17,225,482)	6,390,448
	$26,083,995	$(19,404,018)	$6,679,977

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.

PROPERTY AND EQUIPMENT, CONTINUED

c)

Depletion

At December 31, 2005 there were $986,728 (2004 $1,117,333) for unproven properties which have been excluded from the depletion calculation.  The Company converted its gas to bbls (barrels) using 6:1 conversion rate.

d)

Capitalized overhead

During the years ended December 31, 2005 and 2004, the Company capitalized overhead expenditures directly related to exploration and development activities of approximately $51,156 and $85,000, respectively.

e)

Impairment test

At December 31, 2005, the Company recorded a write-down of $110,000 in relation to its US oil and gas properties on a cost center impairment test.  These write-downs have been included in depletion and depreciation within the consolidated statement of operations and comprehensive loss.  In addition, the Company recorded a charge of $1,031,727 in association with a dry hole in North Dakota.

f)

Assets held for resale

The Company has decided to monetize a gas plant facility which is currently not in use.

4.

NOTES RECEIVABLE

Notes receivable consist of the following at December 31,

	2005	2004

Note receivable	$54,019	$60,916
Less current maturities	(9,435)	(11,631)
	$44,584	$49,285

On October 1, 1995 a subsidiary company entered into a gas purchase contract to purchase up to 850,287 mcf of natural gas from a third party at a price of $0.322 mcf.  The Company prepaid two thirds of the contract at that time.  Leaving a remaining one third to be paid as the volumes are delivered to the Company.  The volumes are delivered to the Company based on gas production from a certain common gas field.

The contract receivable amount represents future prepaid gas receipts.  The contract payable represents a future liability owed to the seller upon future gas deliveries.

The remaining amount still obligated to purchase as at December 31, 2005 is 166,515 mcf (2004 – 194,091 mcf).

The term of this contact expires upon delivery of all gas or the natural gas leases expire or June 1, 2020.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.

NOTES PAYABLE – BANKS

The following is a summary of notes payable – banks at December 31:

	2005	2004

Revolving $1,246,000 production loan, repayable in equal monthly installments of $62,310 commencing September 1, 2004 bearing interest at bank prime plus 0.75% which is secured by petroleum and natural gas properties	-	747,720
	$-	$747,720

Line of credit

A subsidiary obtained a line of credit from a bank with a $50,000 credit limit.  The interest rate is at the bank’s prime rate plus 1%.

Subsequent to the balance sheet date the Company has renewed their credit facility at their bank.  The term is a $857,700 revolving line of credit at 1.5% interest above prime.  The loan shall be permanently reduced in 13 equal monthly amounts of $64,327 commencing on April 1, 2006.  As of the date of this report no amounts have been drawn against the loan.

6.

LONG TERM DEBT

The following is a summary of long-term debt at December 31:

	2005	2004
$241,263 property loan, payable in monthly installments of $3,713 which includes interest at 7.5% through November 2008 thereafter, Wall Street money rate plus .5% to November 2012, secured by real estate	$239,723	$222,604

$272,419 equipment loan, payable in monthly installments of $6,654 which includes interest at the base prime plus ½ % through June 2005 secured by substantially all of the Company’s assets	-	84,287
In November 2005 the Company combined the balance of this loan $42,092 with the property loan

Other	17,178	28,971

	$256,901	335,862
Less – current portion	(31,770)	119,994
	$225,131	$215,868

Five-year maturity schedule:

Long-term debt is due as follows: 2006 - $31,770; 2007- $29,691; 2008 - $31,996; 2009 – $34,480; 2010 - $37,156; thereafter - $91,808.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.

ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and the ending aggregated carrying amount of the obligations associated with the retirement of oil and natural gas assets:

	2005	2004

Asset retirement obligations, beginning of year	$563,236	$589,924

Liabilities incurred	280,948	9,838
Liabilities settled and disposed	(6,147)	(62,617)
Accretion expense	28,712	26,091

Asset retirement obligations, end of year	$866,749	$563,236

8.

INCOME TAXES

Canadian Income Taxes

	2005	2004

Loss before income taxes	$142,612	$885,752

Expected tax expense (recovery) at combined federal and provincial rate of 37.62% for 2005 and 38.62% for 2004	(53,650)	(343,057)
Increase (decrease) resulting from;
Non deductible crown charges	40,693	53,525
Provincial royalty deduction		-
Resource allowance	(106,100)	(89,710)
Statutory rate reduction	228,807	85,792
Non-deductible DD&A		-
Other	(19,093)	83,054
Change in valuation allowance	90,656	(210,396)

Provision for deferred income taxes	$-	$-

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.

INCOME TAXES, CONTINUED

The temporary differences of the deferred income tax liability are as follows:

	2005	2004
Deferred income tax assets
Non-capital loss carry forwards	$-	$(203,446)
Asset retirement obligation	(274,590)	(252,837)
Share issue costs	(1,522)	(4,904)
Investments	(519,866)	(578,451)
Other	(24,765)	(141,438)
	(820,743)	(1,181,076)
Deferred income tax liabilities
Property and equipment	130,060	168,808
Net deferred income tax (asset) liability before allowance	(690,683)	(1,012,268)
Deferred income tax valuation allowance	690,683	1,012,268

Net deferred income tax liability	$-	$-

United States Income Taxes

Aspen’s deferred tax assets (liabilities) consist of the following:

	2005	2004
Deferred tax liabilities:
Accumulated depreciation	$90,955	$(67,000)
Costs capitalized for books and deducted for tax	-	-
Total deferred tax liabilities	90,955	(67,000)

Deferred tax assets:
Net operating loss carryforwards	5,907,645	17,720,000
Costs expensed for books and capitalized for tax	-	-
Total deferred tax assets	5,998,600	17,653,000
Less valuation allowance	(5,998,600)	(17,653,000)
Net deferred tax liability	$-	$-

The difference from the expected income tax expense for the periods ended December 31, 2005 and 2004 at the statutory federal tax rate of 34% and the actual income tax expense is primarily the result of net operating loss carryforwards.

At December 31, 2005, the Company has available United States net operating loss carryforwards of approximately $17,241,000 to reduce future taxable income.  These carryforwards expire from 2022 to 2025.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.

STOCKHOLDERS’ EQUITY

During the year 2005, 3,560,000 purchase warrants were exercised for $963,073.  The Company also issued 1,000,000 million common shares from treasury to an employee who is a Director as part of the employees compensation plan, and has been expensed to the Company as a result of this transaction.

On April 2, 2004, the Company completed a private placement of 12,000,000 Units at $.19 for net proceeds of $2,122,074.  Each Unit is comprised of one common share and one-half of one common share purchase warrant with each whole common share purchase warrant exercisable for one common share at a price of $.19 until August 10, 2004. The common shares and warrants issued carry a four-month hold period under Canadian securities laws from the date of close.

At December 31, 2005, exercise prices of options and warrants range from $.26 to $.98.

The following tables summarize the option and warrant activity for the periods ended December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of period	7,389,284	$.29	6,285,712	$.16
Granted to:
Employees, officers, directors	1,300,000.24		1,000,000.12
Others			20,200,000.22
Expired/canceled	(3,625,713)	.30	(271,428)	.97
Exercised	(3,560,000)	.27	(19,825,000)	.16
Outstanding, end of period	1,503,571	$.29	7,389,284	$.29

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.

STOCKHOLDERS’ EQUITY, CONTINUED

The 1,103,571 warrants and options were exercisable at December 31, 2005, the remaining 400,000 warrants are exercisable in April 2006, October 2006, April 2007 and October 2007.  If not previously exercised, warrants and options outstanding at December 31, 2005 will expire as follows:

Year Ending December 31,	Number of Shares	Weighted Average Exercise Price

2006	3,571	$.98
2007	-	-
2008	-	-
2009	1,000,000.30
2010	500,000.26
Total	1,503,571

Presented below is a comparison of the weighted average exercise prices and market price of the Company’s common stock on the measurement date for all warrants and stock options granted during the years ending December 31, 2005 and 2004:

	December 31, 2005			December 31, 2004
	Number of Shares	Exercise Price	Market Price	Number of Shares	Exercise Price	Market Price
Fair value equal to exercise price	-	-	-	-	-	-
Fair value greater than exercise price	-	-	-	-	-	-
Exercise price greater than fair value	1,506,571	$ 0.29	$ 0.26	21,200,000	$ 0.29	$ 0.29

Stock Based Compensation

The Company has two stock-based compensation plans. At December 31, 2005, 2,500,000 shares were reserved for issuance under these plans.  Under the Non-Employee Directors Stock Option Plan, options are granted to certain non-employee directors at prices greater than or equal to the market price of the Company’s stock on the date of grant.  The maximum term of the option is 10 years, and they vest according to the terms of the individual options granted.  All options must be granted prior to February 26, 2011, the date the Plan will terminate.  Options may be granted at any time prior to its termination.  Any option outstanding under the plan at the time of its termination, remains in effect until the option is exercised or expires. Under the 2001 Stock Compensation Plan, options and stock appreciation rights are granted to certain officers, directors, employees and advisors at prices greater than or equal to the market price of the Company’s stock on the date of grant.  The maximum term of the option is 10 years, and they vest according to the terms of the individual options granted.  All options must be granted prior to February 26, 2011, the date the Plan will terminate.  Options may be granted at any time prior to its termination.  Any option outstanding under the plan at the time of its termination, remains in effect until the option is exercised or expires.  Stock appreciation rights may be issued with stock options or separately, at the discretion of the Compensation Committee.  At December 31, 2005, no stock appreciation rights had been granted.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.

TRANSACTIONS WITH AFFILIATES

Legal expenses of approximately $69,100 and $137,000 were expensed to firms of which an officer or director of the Company is a partner during the years ended December 31, 2005 and 2004, respectively.

Evinco Exploration Inc. (Evinco) is related by a common director, Dennis Besler.  Evinco owes $263,277 (Canadian) to the Company (2004 - $263,277 (Canadian)) for oil & gas operating costs.  The Company has taken an allowance for doubtful accounts for the full amount in 2004 for this receivable.  In 2005 Evinco has gone into receivership.

11.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.  The Company maintains its cash with banks primarily in Oklahoma City, Oklahoma, Eldorado, Kansas and Calgary, Alberta.  The terms of these deposits are on demand to minimize risk.  The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from domestic and international customers primarily in the oil and gas industry.  To minimize risk associated with international transactions, all sales are denominated in U.S. currency.  The Company routinely assesses the financial strength of it customers.  The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.  If amounts become uncollectible, they will be charged to operations when that determination is made.

12.

EMPLOYEE BENEFIT PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code.  The plan allows eligible employees to defer a portion of their compensation.  Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds.  The plan provides for contributions by the Company in such amounts as the Board of Directors may determine annually.  The Company made a $12,878 contribution for the year ended December 31, 2005, but made no contribution for the year ended December 31, 2004.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.

COMMITMENTS AND CONTINGENCIES

Letters of Credit

At December 31, 2005 and 2004, the Company had $100,000 and $151,000 of outstanding letters of credit, respectively.

Leases

The Company conducts its operations utilizing leased facilities under long-term lease agreements, classified as operating leases.  The Company also leases certain equipment and vehicles under operating leases.  Certain leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses and contain purchase options.  During the year the Company signed a new three year office lease for their premises.  Future lease payments consist of the following at December 31,:

2006	$21,346
2007	21,346
2008	7,115
$49,807

Environmental Matters

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof.  Although environmental assessments are conducted on all purchased properties, in the Company’s acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated.  Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company.  No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.  Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

Litigation

The Company and its subsidiaries, in the normal course of operations, are sometimes named as defendants in litigation.  The nature of these claims is related to disputes arising from services provided by outside contractors or for delinquent payments.  The Company does not expect that the results of any of these proceedings will have a material adverse effect on the Company’s financial position.

The Company and its subsidiaries are also involved in lawsuits with former officers, former directors, former shareholders and entities owned or controlled by these parties, and certain other parties with whom the Company may have had business relationships.  Allegations against the Company include liabilities for guarantees, promissory notes, unpaid compensation, and violations of employment contracts, failure to pay royalties, and Canadian income tax reassessments due to flow-through share transactions.  The Company is vigorously defending these actions and in certain cases has filed counter suits against these parties.  The settlement terms of certain litigation included a provision for the conditional release of a final settlement payment of $1.3 million from the Company if it has not filed for protection under the US Bankruptcy Code prior to May 9, 2006.  The Company is unable to predict the outcome of these matters, but does not believe, based upon currently available facts, that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial statements of the Company.

14.

EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

	2005	2004

Net comprehensive loss	$(3,576,915)	$(19,355,305)
Effect of dilutive securities	-	-
Net comprehensive loss after effect of dilutive securities	$(3,576,915)	$(19,355,305)
Weighted average number of common shares used in basic earnings per share	74,179,636	64,522,558
Special warrants	-	-
Convertible debt	-	-
Stock options and warrants	-	-
Weighted average number of common shares and dilutive potential common stock used in diluted earnings per share	74,179,636	64,522,558

Options and warrants to purchase approximately 1,503,571 shares of the Company’s common stock, with exercise prices ranging from $0.26 to $.98, were excluded from the December 31, 2005 diluted earnings per share calculation because their effects were antidilutive.  Options and warrants to purchase approximately 7,389,284 shares of the Company’s common stock, with exercise prices of ranging from $0.23 to $0.98, were excluded from the December 31, 2004 diluted earnings per share calculation because their effects were antidilutive.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.

DISCONTINUED OPERATIONS

On October 15, 2004 the parent company and two subsidiaries closed on a transaction to sell all of their United States domiciled oil and gas properties.  Operations have been stated as discontinued as of December 31, 2004.

The operating results are shown separately in the accompanying consolidated statements of operations.  The net loss was $2,312,543 for the year ended December 31, 2004.  These amounts are not included in net sales in the accompanying consolidated financial statements.  No provisions for costs associated with the discontinuation of these operations were considered necessary at December 31, 2004.

Assets and liabilities of these operations to be disposed of are as follows at December 31,:

2005

2004

ASSETS

Accounts receivable

$

-

$

1,281,037

$

-

$

1,281,037

LIABILITIES

Accounts payable – trade

$

-

$

771,367

Accrued expenses and other liabilities

192,359

287,706

$

192,359

$

1,059,073

Net assets (liabilities) of discontinuing operations

$

(192,359)

$

221,964

Assets and liabilities are shown at their expected net realizable values.  Net assets (liabilities) to be disposed of have been separately classified in the accompanying consolidated balance sheets at December 31, 2004.

Approximate cash flows of discontinued operations consisted of the following for the years ended December 31,:

2005

2004

Net cash provided by operating activities

$

414,323

$

330,000

Net cash used in investing activities

$

-

$

38,925,000

Net cash used in financing activities

$

-

$

(11,404,503)

16.

SUBSEQUENT EVENTS

Subsequent to the balance sheet date the Company has renewed their credit facility at their bank.  The term is a $857,700 revolving line of credit at 1.5% interest above prime.  The loan shall be permanently reduced in 13 equal monthly amounts of $64,327 commencing on April 1, 2006.  As of this report date no amounts have been drawn against the loan.